CAMDEN PROPERTY TRUST
3 Greenway Plaza, Suite 1300
Houston, Texas 77046

March 28, 2005

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Camden Property Trust — Withdrawal of Post-Effective Amendment No. 2 on Form S-3 to Form S-4 (File No. 333-120734)

Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Camden Property Trust (the “Company”) hereby applies for the withdrawal of the above-referenced post-effective amendment, together with all exhibits and amendments thereto (the “Post-Effective Amendment”). The Post-Effective Amendment was originally filed with the Securities and Exchange Commission (the “Commission”) on March 7, 2005.

     The Post-Effective Amendment is being withdrawn at the request of the Staff of the Commission. The Post-Effective Amendment has not been declared effective by the Commission, and none of the Company’s securities have been sold in connection with the offering contemplated thereby. Please provide the Company with a copy of the order granting withdrawal of the Post-Effective Amendment as soon as it is available.

     If you have any questions regarding the foregoing application for withdrawal, please contact Toni Weinstein of Locke Liddell & Sapp LLP at (214) 740-8580.

Very truly yours, CAMDEN PROPERTY TRUST
By:	/s/ Dennis M. Steen
Senior Vice President-Finance, Chief
Financial Officer and Secretary